UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 14, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 16/F., W668 Building

Nos. Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐         No ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019;

Item 1 — Information Contained in this Form 6-K Report

Thirteenth Supplemental Indenture Relating to the 2025 Notes and 2026 Notes

As previously announced, on November 20, 2019, Seaspan Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas Corp., a wholly owned subsidiary of the Company (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), in order to implement a reorganization of the Company’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Permitted Reorganization”).

In connection with the Permitted Reorganization, on January 13, 2020, after receiving the consent of the holders of a majority in principal amount of each of the Company’s outstanding 5.50% Senior Notes due 2025 and 5.50% Senior Notes due 2026 (collectively, the “Notes”), the Company, Atlas, each of the guarantors thereto and The Bank of New York Mellon (the “Trustee”) entered into a thirteenth supplemental indenture (the “Thirteenth Supplemental Indenture”) to the base indenture and relevant supplemental indentures governing the Notes. The Thirteenth Supplemental Indenture, among other things, (i) amends the reporting covenant to provide that the Notes will be listed on the Global Exchange Market (or such other national exchange as may be mutually agreed by the Company and the holders) prior to or immediately after the consummation of the Permitted Reorganization, (ii) amends the restricted payments covenant to provide that on or after consummation of the Permitted Reorganization, Atlas will not, and will not permit any of its subsidiaries, to make any restricted payments, unless permitted and (iii) amends the board representation covenant to allow the initial noteholders, upon the consummation of the Permitted Reorganization, (x) the ability to designate two members to the board of directors of Atlas and one member to the board of directors of the Company, if at least $125.0 million in aggregate principal amount of the Notes remain outstanding and (y) the ability to designate one member to the board of directors of Atlas, if less than $125.0 million in aggregate principal amount of the Notes remain outstanding but greater than $50.0 million in aggregate principal amount of the Notes remain outstanding.

The Thirteenth Supplemental Indenture is filed as Exhibit 4.13 to this Report on Form 6-K and is incorporated herein by reference. The description of the Thirteenth Supplemental Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Thirteenth Supplemental Indenture.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Permitted Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PERMITTED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Permitted Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Permitted Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Exhibit Index

Exhibit No.	Description
4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Third Supplemental Indenture, dated as of February 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 22, 2018).

4.4	Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.5	Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.6	Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.7	Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on June 11, 2018).

4.8	Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on July 16, 2018).

4.9	Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on January 17, 2019).

4.10	Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on January 17, 2019).

4.11	Eleventh Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.11 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on August 23, 2019).

4.12	Twelfth Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on August 23, 2019).

4.13	Thirteenth Supplemental Indenture, dated as of January 13, 2019, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 14, 2020	By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer